Exhibit 99.1

Chardan Advises Health Sciences Acquisitions Corporation on Merger with Immunovant

NEW YORK, Oct. 3, 2019 /PRNewswire/ -- Chardan, a global investment bank, announced today that the firm acted as M&A and Capital Markets Advisor for Health Sciences Acquisitions Corporation’s (NASDAQ: HSAC) definitive share exchange agreement (“SEA”) with Immunovant Sciences Ltd. (“Immunovant”), a clinical-stage biopharmaceutical company focused on enabling normal lives for patients with autoimmune diseases.

On May 10, 2019, Chardan acted as lead book runner in the initial public offering of HSAC, a special purpose acquisition company sponsored by RTW Investments. Chardan raised aggregate gross proceeds of $115 million, including exercise of the over-allotment for the IPO.

“HSAC is a unique SPAC in that it has been majority held by healthcare-sector investors since IPO. Supported by that dynamic, RTW leveraged its team’s deal expertise, relationships and capital commitments to identify and attract a first class IPO-ready biotech asset in just over four months. The result is a deal anchored by a number of thought leading funds, including both original HSAC holders and new participants,” said George Kaufman, Partner and Head of Investment Banking at Chardan.

Jonas Grossman, President of Chardan, added, “This merger highlights the value and flexibility that SPACs provide as a financing alternative for growing biotech companies. It’s exciting to see Chardan’s strength in SPACs and the life sciences come together meaningfully.”

In addition to advising HSAC, Chardan recently sponsored its own healthcare-focused SPAC, Chardan Healthcare Acquisition Corp. (NYSE: CHAC). After a successful IPO in December 2018 in which Chardan raised aggregate gross proceeds of $70 million, CHAC announced in July 2019 a merger agreement with BiomX Ltd., a microbiome company developing both natural and engineered phage therapies.

Chardan has participated in more than 15 transactions year-to-date, helping companies raise more than $1.1 billion in capital, and has advised on mergers with value exceeding $1.0 billion.

About Chardan

Chardan is an independent global investment bank specializing in healthcare, SPACs and emerging growth companies. Our range of services include capital raising, merger and acquisition advisory, strategic advisory, equity research, corporate access and institutional trading. Headquartered in New York City, Chardan is a registered broker-dealer with the U.S. Securities and Exchange Commission and is a member of the following: FINRA, SIPC, NASDAQ and the NYSE Arca, Inc.

Learn more about Chardan: www.chardan.com

Media Contact:

Emily Levine, Chardan
elevine@chardan.com
(646) 465-9018

Robert Klemens, Prosek Partners
rklemens@prosek.com
(646) 818-9009